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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ 01/01/04 _____ AND ENDING____ · ____ 12/31/04 _____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cuttone and Company, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

111 Broadway

(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Kessler   **(212) 374-9797**

                                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	**New York**	**NY**	**10018-7010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Donato A. Cuttone_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cuttone and Company, Inc._____, as of __December 31,_____, 20 _04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President /C-E·o
Title

_____
Notary Public

Comm#OIAL6079509

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

CUTTONE & COMPANY, INC.

DECEMBER 31, 2004

I N D E X

WSL

WEINICK
SANDERS
LEVENTHAL & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. as at December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 11 & 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
January 25, 2005



CUTTONE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$1,895,889	
Receivable from brokers and clearing organizations	2,158,410	
U.S. Treasury Bills, at market value (cost $190,179)	190,704	
Furniture and equipment at cost, less		
accumulated depreciation of $290,870	5,900	
Other assets	657,687	
Total assets		$4,908,590

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$1,056,574	
Income tax payable	54,801	
Total liabilities		$1,111,375
Commitments and contingencies		-
Stockholders' equity:		
Common stock, $1.00 par value, 2,000 shares authorized		
1,000 shares issued and outstanding	1,000	
Additional paid-in capital	213,286	
Retained earnings	3,582,929	
Total stockholders' equity		3,797,215
Total liabilities and stockholders' equity		$4,908,590

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Income:		
Commission income	$21,739,177	
Other income	34,952	
Total income		$21,774,129
Expenses:		
Salaries and bonuses	11,780,231	
Payroll taxes and employee benefits	358,661	
Error account	352,855	
Commissions paid	423,821	
Clearance charges	532,313	
NYSE dues and expenses	807,578	
NYSE membership lease expense	1,406,889	
Interest paid for use of subordinated memberships	389,893	
Telephone	382,159	
Quotron	665,900	
Professional fees	309,502	
Insurance	734,417	
Rent	186,597	
Office and other	1,463,943	
Total operating expenses		19,794,759
Income before provision for taxes		1,979,370
Provision for income taxes		220,455
Net income		$ 1,758,915

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Additional Paid-in | Retained | Treasury Stock | | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance at January 1, 2004	2,000	$2,000	$5,212,286	$2,352,014	(1,000)	($5,000,000)	$2,566,300
Net income	-	-	-	1,758,915	-	-	1,758,915
Retirement of shares of treasury stock	(1,000)	(1,000)	(4,999,000)	-	1,000	5,000,000	-
Distribution of Sub Chapter S earnings	-	-	-	(528,000)	-	-	(528,000)
Balance at December 31, 2004	1,000	$1,000	$ 213,286	$3,582,929	-	$ -	$3,797,215

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS
OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Beginning of year:
New York Stock Exchange memberships
contributed for use by the firm subordinated to
claims of general creditors $3,000,000

Less: Withdrawal of contributed memberships   (3,000,000)

End of Year $ -

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$1,758,915
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	$ 77,254	
Increase (decrease) in cash flows as		
a result of changes in asset and		
liability account balances:		
Receivable from brokers and clearing organization	(399,469)	
Other assets	(17,924)	
Accounts payable and accrued expenses	395,447	
Income taxes payable	54,801	
Total adjustments		110,109
Net cash provided by operating activities		1,869,024
Cash flows from investing activities:		
Purchase of U.S. Treasury Bills - net	(2,011)	
Purchase of furniture and equipment	(80,618)	
Net cash used in investing activities		(82,629)
Cash flows from financing activities:		
Decrease in due to stockholder	(21,950)	
Sub chapter S distribution of earnings	(528,000)	
Net cash used in financing activities		(549,950)
Net increase in cash and cash equivalents		1,236,445
Cash and cash equivalents - beginning of year		659,444
Cash and cash equivalents - end of year		$1,895,889
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest		$ 389,893
Taxes		$ 165,199

The accompanying notes are in integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Supplemental schedule of noncash investing
and financing activities:

Withdrawal of New York Stock Exchange membership contributed for use by the firm	($3,000,000)
Reduction in liability for New York Stock Exchange membership contribution for use by the firm	3,000,000
	$ -

The accompanying notes are an integral part of these financial statements.

NOTE   1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a)   Description of Business:

Cuttone & Co., Inc. (the "Company") is a member of the New York Stock Exchange. The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently the Company carries no customer accounts.

(b)   Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c)   Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. The Company clears from it's operations on a fully disclosed basis.

(d)   Commissions:

Commission revenue and related expenses are recorded on a settlement date basis. The use of settlement, rather than trade, date does not materially effect the result of operations.

(e)   Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(f)   Fair Value of Financial Instruments:

The carrying amount of all assets and liabilities approximate their estimated fair values.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(g) Income Taxes:

Cuttone & Company, Inc., with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income for federal and state purposes is taxed to its shareholders.

(h) Furniture and Equipment:

Furniture and equipment are carried at cost. Depreciation is calculated using accelerated methods. The use of accelerated rates does not materially effect the results of operations.

(i) New York Stock Exchange Memberships:

Two memberships in the New York Stock Exchange were contributed for the use of the Company and were carried at market value (last sale price prior to the date of the financial statement). Both memberships were withdrawn during the year.

NOTE 2 - NET CAPITAL REQUIREMENT.

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $ 5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $2,994,685, which was $2,896,891 in excess of its required net capital of $97,794.

NOTE 3 - COMMITMENTS AND CONTINGENCIES.

The Company leases its office facility under the terms of an operating lease, dated December 12, 2003 which will expire seven years after occupancy which was May 8, 2003. Future minimum lease payments under this operating lease, at December 31, 2004 are estimated as follows:

Year Ending December 31,	Amount
2005	$ 185,448
2006	188,486
2007	198,080
2008	205,043
2009	208,484
Thereafter	75,733
	$1,061,274

NOTE 3 – COMMITMENTS AND CONTINGENCIES. (Continued)

Rental expense for the year ended December 31, 2004 was $186,597.

During the year the Company leased New York Stock Exchange seats and guaranteed the payments on several of those leases. The unexpired portions of those leases the latest of which expires November 18, 2005, was $355,539 at December 31, 2004.

NOTE 4 – CAPITAL STOCK.

During 2004 the Company retired 1,000 shares of treasury stock which had a cost of $5,000,000.

CUTTONE & COMPANY., INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2004

Net capital:
Stockholders' equity $3,797,215

Nonallowable assets .... $ 770,586
Haircuts 31,944
                                                          802,530

Net capital 2,994,685

Minimum net capital requirement - the greater of
6 2/3% of aggregate indebtedness of $1,466,914
    or $5,000 97,794

Excess net capital $2,896,891

Ratio of aggregate indebtedness to net capital .... .49 to 1

Schedule of aggregate indebtedness:
  Accrued expenses and other liabilities $1,111,375
  Balance of guaranteed obligations on
    New York Stock Exchange membership leases 355,539
                                                          $1,466,914

Net capital per the above computation agrees with the net capital
reflected in the Company's corresponding unaudited Part IIA FOCUS filing.

11

CUTTONE & COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule

CUTTONE & COMPANY, INC.

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2004

CUTTONE & COMPANY, INC.

DECEMBER 31, 2004

I N D E X

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cuttone & Company, Inc., (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


1

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co., LLP

New York, New York
January 25, 2005